ATLANTIC INTERNATIONAL CORP.
270 Sylvan Road, Suite 2230
Englewood Cliffs, NJ 07632

December 11, 2025

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Ed Kim

Re:	Form S-3 Registration Statement File No. 333-291991

Dear Mr. Kim:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Atlantic International Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 10:00 a.m. (EST), on December 15, 2025, or as soon thereafter as is possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

●	the Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine

●	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ATLANTIC INTERNATIONAL CORP.

/s/ Jeffrey Jagid
By: Jeffrey Jagid, Chief Executive Officer